

2005 ANNUAL REPORT



1975 *2006*



31st Anniversary

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

President's Annual Report 2

Officers and Board of Directors 3

Management Staff 5

Management's Discussion and Analysis of Financial
Condition and Results of Operations 6

Market for Common Stock 11

Directors and Officers of the Corporation 11

Description of Business 12

Report of Independent Registered Public Accounting Firm 13

Prior Auditor's Report for 2004 14

Balance Sheets as of September 30, 2005 and 2004 15

Statements of Income and Retained Earnings
for the Years Ended September 30, 2005 and 2004 16

Statements of Cash Flows
for the Years Ended September 30, 2005 and 2004 17

Notes to Financial Statements
for the Years Ended September 30, 2005 and 2004 18

Independent Auditor's Report on Additional Information 24

Statements of Income (Unaudited)
for the Three Months Ended September 30, 2005 and 2004 25

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

It is a pleasure for me to report to you, our shareholders, that Pismo Coast Village RV Resort continues to be in excellent condition. Our fiscal year was good, we have no long-term debt and, the best part, we can continue to improve the Resort without having to finance our capital improvement projects.

Our staff continues their work professionally and always in a positive way to please our guests. My thanks to all who wrote to express their thanks to our staff.

Repercussions of the new Securities and Exchange Commission regulations continue to challenge the Company. Most significant was the resignation of our long-term accounting firm, Glenn, Burdette, Phillips, and Bryson, after deciding to no longer audit publically-held companies. We feel fortunate to have hired Brown Armstrong Paulden McCown Starbuck and Keeter Accountancy Corporation from Bakersfield to fulfill the responsibilities of independent accountant. While costly, the Board feels confident that the Company is in compliance with the new requirements of the Sarbanes-Oxley Act of 2002. Another Board action this year was changing our General Manager's title to Chief Operating Officer/General Manager. This better describes his responsibilities and structures the Corporation into a more balanced business model.

Your Board continues their excellent and professional work. A big thank you to them all.

Thanks to all our shareholders. Your support is greatly appreciated, and I speak not just for myself, but for the entire Board and our staff for this. You make our efforts worthwhile.

OFFICERS
BOARD OF DIRECTORS



President
Jerald Pettibone



Executive Vice President
Glenn Hickman


PISMO COAST VILLAGE RV RESORT



Vice President - Secretary
Kurt Brittain



Vice President - Finance
Chief Financial Officer
Jack Williams



Vice President - Policy
Ronald Nunlist

DIRECTORS
BOARD OF DIRECTORS


Howard Allard


Louis Benedict


Nancy Brady


Harry Buchaklian


Douglas Eudaly


Ed Figueroa


William Fischer


PISMO COAST VILLAGE RV RESORT


Norman Gould


R. Elaine Harris


Terris Hughes


George Pappi


Gary Willems


Charles Zahka

MANAGEMENT STAFF



JAY JAMISON
Chief Operating Officer/
General Manager/
Asst. Corp. Secretary

JAY JAMISON has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In May 2005, the Board changed his title to Chief Operating Officer/General Manager. He has a B.S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is active in the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, and in November 2004 he was reelected to serve a fourth one-year term. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and in June 2005 was elected Second Vice-Chair.



CHARLES AMIAN
Operations Manager

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. At the California Travel Parks Association Annual Convention in March 2001, he was elected Board President and served two successful terms. At the 2002 National Association of RV Parks and Campground's Annual Convention, he was appointed to chair the State President's meeting. Mr. Amian served nine years on the CTPA Board of Directors, and is a Past President. He is a lifetime-designated Certified Park Operator. He is serving as Vice-Chair of the California Recreation Political Action Committee (a committee formed to help protect, preserve, and further recreation interests in California), and is serving an eighth term as a trustee.

Statements in this Annual Report on Form 10-KSB which express the "Belief," "Anticipation," "Intention" or "Expectation," as well as other statements which are not historical fact, and statements as to business opportunities, market conditions, and operating performance insofar as they may apply prospectively, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could cause actual results to differ materially from those projected.

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent, conservative budget for Fiscal Year 2006, which projects a positive cash flow of approximately $929,996 from operations. While the Company projects a positive cash flow, this cannot be assured for Fiscal Year 2006.

Capital expenditures planned for 2006 include the continued enhancement of RV sites and services, development of a new RV storage property, pool renovation, road paving, and expansion of the General Store. These investments are projected to be approximately $710,000, some of which can be deferred, if necessary. These proposed capital improvements will be funded from cash from operations, from existing working capital, and, if necessary, from financing obtained by the Company. Thus, budgeted cash flow for the year is expected to be within the Company's capabilities based on its present working capital position. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

The Company completed its plan to aggressively reduce debt by eliminating, by early payoff, all outstanding loan balances in July 2000. With the purchase of a new storage property in February 2003, the Company obtained financing from a local institution. Following the Company's philosophy on debt, the loan was paid off early in September 2005. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that is currently not drawn on. The Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

The Company reached a settlement with the Internal Revenue Service in Fiscal Year 2003 regarding an audit of the 1999 tax return. As a result of the audit, incremental taxes were paid to total $117,600 federal liability and an additional $30,050 state liability for the years ended September 30, 2000 and 2001. The incremental taxes related to nondeductible variable costs associated with shareholder usage of the park. Current and future impact of shareholder nondeductible variable costs will be based on a formula agreed to in the settlement of the audit.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $643,315 in 2005, compared to $985,870 in 2004. This decrease is primarily a result of deferred income tax, reduced prepaid income taxes, and a decrease in rental deposits. The decrease in rental deposits is a timing issue and does not in itself reflect a trend in business activity.

During Fiscal Year 2005, cash investments of $386,523 included complete renovation of fifty-nine RV sites, road paving, and computer equipment. During Fiscal Year 2004, cash investments of $254,817 included complete renovation of twenty-seven RV sites, purchase of a new truck, road paving, and resort entrance enhancements.

The Company has continued to maintain sufficient cash from operations to not require the addition of long-term debt. However, with the purchase of the new RV storage property in February 2003, long-term financing was acquired from a lending institution. This financing was eliminated with early pay off in September 2005. With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company maintains a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2005's current ratio (current assets to current liabilities) of 2.20 decreased from Fiscal Year 2004's current ratio of 2.27. The decrease in current ratio is the result of decreased cash and cash equivalents after paying off the note in September 2005 and an increase in accounts payable.

Working Capital decreased to $932,869 at the end of Fiscal Year 2005 compared with $1,029,306 at year end Fiscal Year 2004. This decrease is a result of early payoff of the storage property note in September 2005.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

INCOME: Increased over the prior fiscal year ended September 30, 2004 by $483,921, or 11.5%.

INCOME BY SEGMENT

	2005	2004
OCCUPANCY		
% of Shareholder Site Use	22.6%	23.9%
% of Paid Site Rental	48.9%	48.8%
% Total Site Occupancy	71.6%	72.7%
% of Storage Rental	99.7%	99.7%
Average Paid Site	$39.12	$34.69
RESORT OPERATIONS		
Site Rental	$2,795,475	$2,472,438
Storage Operations	718,178	663,751
Support Operations	170,312	157,283
Total	3,683,965	3,293,472
RETAIL OPERATIONS		
Store	663,820	585,283
RV Repair/Parts Store	330,104	320,146
Total	993,924	905,429
INTEREST INCOME	13,181	8,248
OTHER INCOME	-0-	-0-
TOTAL INCOME	$4,691,070	$4,207,149

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2005 COMPARED WITH 2004

Resort operations income increased $390,493, or 11.8%, primarily due to a $323,037, or 13.0%, increase in site revenue. In addition, the Resort realized an increase of $54,427, or 8.2%, in RV storage and spotting activity. While paid site nights and storage occupancy remained even with the previous year, the increased income is a reflection of rate increases in both segments effective October 1, 2004. Occupancy projections continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $88,495, or 9.8%, due to a $78,538, or 13.4%, increase in General Store sales. These increases are a result of management's continuing program to increase retail, from increased occupancy, efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest Income increased 59.8% to $13,181 over the previous year as a result of current financial institution trends of improved interest rates, and increased cash and cash equivalents throughout most of the year. Reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $181,513, or 6.3%, as a result of payroll, employee health benefits, accounting expenses, and resort maintenance expenses. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense decreased 0.7% due to certain assets reaching the end of their depreciable life and the 2005 capital expenditure items will receive depreciation benefit over a longer period.

Interest Expense decreased from $34,552 in Fiscal Year 2004 to $34,296 in 2005. This expense was due to financing the new RV storage property of which the loan was eliminated by early pay off in September 2005. The Company currently has no long-term debt.

Loss on Disposal of Fixed Assets for 2005 was a zero balance compared to $16,181 for 2004. This reflects that there was no reclassification or disposal of fixed assets.

Income before provision for taxes on income of $725,884, a 61.0% increase above last year, is reflective of the Company's current pricing policies and continuing efforts to maximize resort services and value. This figure also represents management's effort to control expenses.

Net income increased by $156,478, or 67%, over a net income of $233,206 the previous year. This increase in net income is a reflection of positive business performance in 2005.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $22,000 to a high selling price of $27,000, with an average selling price of $25,408.16. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2005.

(a.) The approximate number of holders of the Company's common stock on September 30, 2005 was 1,534.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the Resort facilities.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another three-year term on November 24, 2003. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty days written notice.

U. S. Stock Transfer Corporation, located at 1745 Gardena Avenue, Glendale, California 91204-2991, is the official transfer agent of Pismo Coast Village, Inc.

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, Chief Operating Officer/General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

HOWARD ALLARD, Director. Retired.

LOUIS BENEDICT, Director. Retired.

NANCY BRADY, Director. Retired.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

ED FIGUEROA, Director. Retired.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

R. ELAINE HARRIS, Director. Retired.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

RONALD NUNLIST, Director and Vice President - Policy. Retired.

GEORGE PAPPI, JR., Director. Mr. Pappi is employed as a fraud investigator for State Farm Insurance.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a music teacher and the Director of Bands at Reedley High School.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams is employed as a Controller with Diversified Utilities Services, and also owns and operates a CPA practice.

CHARLES ZAHKA, Director. Retired.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Operating Officer/General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2005, and the related statements of operations and retained earnings and cash flows for the year ended September 30, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
October 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheet of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2004, and the related statements of income and retained earnings and cash flows for the year ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

GLENN, BURDETTE, PHILLIPS & BRYSON

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, CA 93401

October 27, 2004

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	$1,296,196	$1,531,424
Investment in certificate of deposit	101,033	98,921
Accounts receivable	10,322	10,478
Inventory	117,555	97,080
Current deferred tax assets	52,400	44,600
Prepaid income taxes	81,700	
Prepaid expenses	49,341	54,032
Total current assets	1,708,547	1,836,535
Pismo Coast Village Recreational Vehicle Resort and Related Assets - Net of Accumulated Depreciation	6,734,744	6,750,139
Other Assets	31,620	18,961
Total Assets	$8,474,911	$8,605,635
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 104,379	$ 73,690
Accrued salaries and vacation	137,979	110,791
Rental deposits	533,320	576,097
Income taxes payable		37,400
Current portion of long-term debt		9,251
Total current liabilities	775,678	807,229
Long-Term Liabilities		
Long-term deferred taxes	270,000	278,200
N/P to Santa Lucia Bank		480,657
Total long-term liabilities	270,000	758,857
Total Liabilities	1,045,678	1,566,086
Stockholders' Equity		
Common stock - no par value, issued and outstanding 1,800 shares	5,647,708	5,647,708
Retained earnings	1,781,525	1,391,841
Total stockholders' equity	7,429,233	7,039,549
Total Liabilities and Stockholders' Equity	$8,474,911	$8,605,635

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Income		
Resort operations	$3,683,965	$3,293,472
Retail operations	993,924	905,429
Total income	4,677,889	4,198,901
Costs and Expenses		
Operating expenses	3,035,992	2,854,479
Cost of goods sold	492,980	446,324
Depreciation	401,918	404,907
Total costs and expenses	3,930,890	3,705,710
Income (loss) from operations	746,999	493,191
Other Income (Expense)		
Interest and dividend income	13,181	8,248
Interest expense	(34,296)	(34,552)
Loss on sale of fixed assets		(16,181)
Total other income (expense)	(21,115)	(42,485)
Income Before Provision for Taxes	725,884	450,706
Income Tax Expense	336,200	217,500
Net Income	389,684	233,206
Retained Earnings - Beginning of Period	1,391,841	1,158,635
Retained Earnings - End of Period	$1,781,525	$1,391,841
Net Income Per Share	$ 216.49	$ 129.56

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 389,684	$ 233,206
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	401,918	404,907
Deferred income tax	(16,000)	73,900
Loss on disposal of fixed assets		16,181
(Increase) decrease in accounts receivable	156	(2,068)
(Increase) in inventory	(20,475)	(8,905)
(Increase) decrease in prepaid expenses	4,691	(4,988)
(Increase) in prepaid income taxes	(81,700)	94,200
(Increase) in other assets	(12,659)	(1,205)
Increase (decrease) in accounts payable and accrued liabilities	30,689	(22,350)
(Decrease) in accrued salaries and vacation	27,188	16,495
Increase in rental deposits	(42,777)	149,097
Decrease in income taxes payable	(37,400)	37,400
Total adjustments	253,631	752,664
Net cash provided by operating activities	643,315	985,870
Cash Flows From Investing Activities		
Investment in certificate of deposit	(2,112)	(97,812)
Capital expenditures	(386,523)	(254,817)
Net cash used in investing activities	(388,635)	(352,629)
Cash Flows From Financing Activities		
Principal repayments of note payable	(489,908)	(6,927)
Net cash used in financing activities	(489,908)	(6,927)
Net increase (decrease) in cash and cash equivalents	(235,228)	626,314
Cash and Cash Equivalents - Beginning of Year	1,531,424	905,110
Cash and Cash Equivalents - End of Year	$1,296,196	$1,531,424
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$ 437,530	$ 12,000
Cash paid for interest	$ 34,296	$ 34,552

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature and historically the fourth quarter, the summer, is its busiest and most profitable.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and parts in the RV shop.

C. Depreciation and Amortization
Depreciation of property and equipment is computed using straight line method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings (loss) per share are based on the 1,800 shares issued and outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2005, the Company had cash deposits in excess of the $100,000 federally insured limit with Santa Lucia Bank of $1,036,364. Santa Lucia Bank however has entered into a "contract for deposit of moneys" for $1,500,000 with the Company. This contract states that Santa Lucia Bank will keep as security for the Company's deposits up to $1,500,000 in U.S. Treasury securities with City National Bank of Beverly Hills. The Company receives statements monthly from City National Bank indicating the funds held in trust.

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $38,792 and $34,409 for the years ended September 30, 2005 and 2004, respectively.

J. Reclassifications
Certain prior period balances have been reclassified to conform with current period presentation.

NOTE 2 - PISMO COAST VILLAGE RECREATIONAL VEHICLE RESORT AND RELATED ASSETS
At September 30, 2005 and 2004, property and equipment included the following:

	2005	2004
Land	$3,860,629	$3,860,629
Building and park improvements	7,740,770	7,424,401
Furniture, fixtures, equipment and leasehold improvements	563,140	541,162
Transportation equipment	391,111	391,111
Construction in progress	79,380	31,207
	12,635,030	12,248,510
Less: accumulated depreciation	(5,900,286)	(5,498,371)
	$6,734,744	$6,750,139

Depreciation expense for the years ended September 30, 2005 and 2004 was $401,918 and $404,907, respectively.

NOTE 3 - LINE OF CREDIT
The Company has a revolving line of credit for $500,000 with Santa Lucia Bank which expires March 2006. The interest rate is variable at one percent over West Coast Prime with an initial rate of 6.5 percent and an interest rate of 7.75 percent at September 30, 2005. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2005 or 2004.

NOTE 4 - COMMON STOCK
Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

NOTE 4 - COMMON STOCK (Continued)

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following components:

	2005	2004
Current:		
Federal	$283,700	$ 97,300
State	72,100	46,300
	355,800	143,600
Deferred:		
Federal	(22,900)	69,400
State	3,300	4,500
	$336,200	$217,500

The deferred tax assets (liabilities) are comprised of the following:

	2005		2004	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 49,100	$	$ 40,900	$
State	3,300		3,700	
Deferred tax liabilities:				
Federal		(231,500)		(242,600)
State		(38,500)		(35,600)
	$ 52,400	$(270,000)	$ 44,600	$(278,200)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2005	2004
Depreciation	$(269,900)	$(278,200)
Total gross deferred tax liabilities	(269,900)	(278,200)
Vacation accrual	15,900	17,800
Federal benefit of state taxes	36,400	26,800
Total gross deferred tax assets	52,300	44,600
	$(217,600)	$(233,600)

The Company has not recorded a valuation allowance for deferred tax assets since the benefit is expected to be realized in the following year.

NOTE 5 - INCOME TAXES (Continued)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2005	2004
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	6.8	7.5
Effect of graduated tax rates		
Nondeductible variable costs of shareholder usage	5.9	9.2
Incremental tax due to resolution of tax audit		
Benefit from additional depreciation on prior year tax return		(2.4)
Effective Income Tax Rate	46.7%	48.3%

Effective September 30, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires, among other things, a change from the deferred to the asset-liability method of computing deferred income taxes. SFAS 109 also requires that if income is expected for the entire year, but there is a net loss to date, a tax benefit is recognized based on the annual effective tax rate. The Company has not recorded a valuation allowance for deferred tax assets since the benefit is expected to be realized in the following year.

The difference between the effective tax rate and the statutory tax rates is due primarily to the effects of the graduated tax rates, state taxes net of the federal tax benefit, and nondeductible variable costs of shareholder usage.

NOTE 6 - OPERATING EXPENSES

Operating expenses for the years ended September 30, 2005 and 2004 consisted of the following:

	2005	2004
Administrative salaries	$ 297,875	$ 301,975
Advertising and promotion	38,792	34,409
Auto and truck expense	66,797	49,716
Bad debts	321	487
Contract services	108,826	119,859
Corporation expense	42,355	42,219
Custodial supplies	13,991	12,850
Direct labor	1,043,396	903,748
Employee travel and training	27,435	22,888
Equipment lease	2,881	4,846
Insurance	336,586	359,380
Miscellaneous	32,007	34,394
Office supplies and expense	52,894	49,689
Payroll tax expense	122,968	112,159
Pension plan match	13,976	10,849
Professional services	68,238	45,192
Property taxes	60,880	49,709
Recreational supplies	6,786	8,184
Rent - storage lots	73,446	71,633
Repairs and maintenance	143,743	119,704
Retail operating supplies	7,733	5,040
Security	2,935	35,454
Service charges	86,187	82,332
Taxes and licenses	7,507	7,410
Telephone	31,818	30,848
Uniforms	17,543	14,885
Utilities	328,076	324,620
Total Operating Expenses	$3,035,992	$2,854,479

NOTE 7 - OPERATING LEASES

The Company leases two pieces of property to use as storage lots. One is leased under a cancelable month-to-month lease. The other was renewed effective January 2001, for five years. Monthly lease payments are currently $2,605 and are increased annually based on the Consumer Price Index.

The Company also leases an ATM machine for the public's use in the General Store. Lease payments on the ATM machine are $152 per month through May 2006.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2006	$ 9,031

Rent expense under these agreements was $75,270 and $73,506 for the years ended September 30, 2005 and 2004, respectively.

NOTE 8 - EMPLOYEE RETIREMENT PLANS

The Company is the sponsor of a 401(k) profit-sharing pension plan, which covers substantially all full-time employees. Employer profit sharing contributions are discretionary and are determined on an annual basis. The employer matching portion of the plan requires a 50% match of the employee contributions up to 2.5% of total compensation. The contribution to the pension plan for the years ended September 30, 2005 and 2004, is $13,976 and $10,849, respectively.

NOTE 9 - SUBSEQUENT EVENTS

The Company converted its 401(k) profit sharing pension plan to a 401(k) safe harbor plan effective October 1, 2005. Under this plan, employees working more than 1,000 hours annually are eligible for participation in the plan after one year of service. The Company matches employee contributions up to 4% of compensation. The profit sharing element of the plan is funded at the annual discretion of the Board of Directors. Employees are fully vested when their participation in the plan begins.

Effective October 1, 2005, the Company entered into an agreement to lease a storage lot for five years at the rate of $4,800 per month. This lease replaces the cancelable month-to-month lease referred to in Note 7 above. Future minimum lease payments on the new lot lease are as follows:

Year Ended September 30,	
2006	$ 57,600
2007	$ 57,600
2008	$ 57,600
2009	$ 57,600
2010	$ 57,600
	$288,000

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2005 and 2004 appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operations (unaudited) for the three months ended September 30, 2005 and 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and, accordingly, we express no opinion on it.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
October 28, 2005

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Income		
Resort operations	$1,275,035	$1,157,402
Retail operations	348,669	325,032
Total income	1,623,704	1,482,434
Costs and Expenses		
Operating expenses	911,763	815,306
Cost of goods sold	172,747	159,738
Depreciation	101,376	100,877
Total costs and expenses	1,185,886	1,075,921
Income from operations	437,818	406,513
Other Income (Expense)		
Interest and dividend income	4,247	2,056
Interest expense	(6,958)	(8,485)
Loss on sale of fixed assets		(16,181)
Total other income (expense)	(2,711)	(22,610)
Income Before Provision For Taxes	435,107	383,903
Income Tax Expense	202,900	185,300
Net Income	$ 232,207	$ 198,603
Net Income Per Share	$ 129.00	$ 110.34